

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 8, 2017

Mr. Charles Stewart
Chief Financial Officer
Altice USA, Inc.
1111 Stewart Avenue
Bethpage, NY 11714

>   **Re: Altice USA, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 11, 2017**
>   **File No. 333-217240**

Dear Mr. Stewart:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   Please identify the company as a holding company which does not conduct any business operations of your own. We note your disclosure on page 48.

Use of Proceeds, page 12

2.   Please disclose if any material amount of the proceeds is to be used to discharge indebtedness of the company or its subsidiaries. We note your disclosure on your substantial indebtedness and your need to raise significant amounts of funding over the

next several years to fund capital expenditures, repay existing obligations and meet other obligations.

Selected Historical and Pro Forma Financial Data, pages 52 through 56

3.   We note that you present and reconcile the Non-GAAP financial measure Adjusted EBITDA from net income. Please tell us and disclose how this Non-GAAP financial measure is useful to investors in accordance with Item 10(e) of Regulation S-K and how it is used by management in evaluating company performance. Please also comply with this comment in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Unaudited Pro Forma Consolidated Financial Information, pages 59 through 66

4.   Please remove the pro forma condensed consolidated statement of operations for the year ended December 31, 2015 and similar disclosures found elsewhere in your filing such as on page 14 and page 53. We refer you to Article 11-02(c)(2)(i) of Regulation S-X.

5.   Regarding your pro forma condensed consolidated statement of operations for the year ended December 31, 2016, please limit your adjustments to only give effect to those items that are directly attributable to the acquisition of Cablevision.

6.   Disclose pro forma loss per share information on the face of your pro forma condensed consolidated statement of operations for the year ended December 31, 2016.

7.   Regarding footnote (3), please revise the adjustment amount and clarify the footnote to clearly state that the eliminated costs are direct, incremental costs incurred in connection with the acquisition of Cablevision.

8.   Regarding adjustment (7)(i), please clarify that the adjustment amount was calculated at the statutory rate in effect during the period and disclose this rate, or advise us.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation, page 68

9.   Please limit your pro forma information for the year ended December 31, 2015 to revenues and cost of revenues, prepared in accordance with the guidance in Article 11 of Regulation S-X. Accompany this with disclosure explaining how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. You should also make similar revisions to your pro forma non-GAAP financial information and pro forma operating information by segment.

Liquidity and Capital Resources, pages 98 and 99

10.   We note, in the longer term, you do not expect to generate sufficient cash from operations to fund anticipated capital expenditures, meet all existing future contractual payment obligations, and repay your debt at maturity. Please disclose what alternative funding plans the company may pursue if the funds raised in this initial public offering are insufficient to fully meet your financing needs. For example, please describe if the company would refinance near-term debt or issue additional debt.

Recently Issued But Not Yet Adopted Accounting Standards, page 113

11.   Disclose the impact on ASU 2014-09, *Revenue from Contracts with Customers* ("ASC Topic 606"), and related ASU 2016-20, *Technical Corrections and Improvements to ASC Topic 606*. We note that you have disclosed these standards will impact the timing of your installation revenue and recognition of commission expenses in the notes to your consolidated audited financial statements for Altice USA, Inc.

Intellectual Property, page 141

12.   We note that you state that you rely on your intellectual property to conduct your operations and sell your products and services. If material, please provide all of the information required by Item 101(c)(iv) of Regulation S-K.

Patent Litigation, page 141

13.   We note that you state that you are a party to certain patent infringement lawsuits. If material, please provide all of the information required by Item 103 of Regulation S-K (e.g., parties, name of the judicial body, etc.).

Environmental Regulations, page 150

14.   If material, consider expanding your Environmental Regulations disclosure section to provide more details on the environmental laws and regulations that affect your operations and costs.

Financial Statements

Altice USA, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Description of Business, Related Matters and Basis of Presentation
Acquisition of Cequel Corporation, page F-10

15.   With a view towards clarifying disclosure, please explain to us your accounting for the closing of the carried interest plans in Cequel Corporation including the amount of any compensation expense recognized.

16.   Regarding the contribution of Cequel to Altice USA, please disclose in greater detail the terms of the exchange and your accounting for the purchase of the 30% interest.

Note 6. Property, Plant and Equipment, pages F-21 and F-22

17.   We note the estimated useful lives in Note 3, utilized when estimating the fair value of assets acquired in the Cablevision and Cequel transactions. Please tell us if it is your policy to depreciate the property, plant and equipment acquired in the Cablevision and Cequel transactions using the same useful life assumptions. If not, please explain to us in detail why there is a difference in estimated useful lives.

Note 14. Equity and Long-Term Incentive Plans, pages F-45 and F-46

18.   Please identify the entity that awarded units in a carried unit plan to certain employees of the Company. Also, please clarify whether the Company's obligation to repurchase units extends to the units held by employees of Altice N.V. and affiliated companies or not.

19.   Please explain to us why you report the obligation to repurchase units issued by another entity as your temporary equity and not as a liability. Please refer us to the accounting literature that supports your accounting.

Note 15. Affiliate and Related Party Transactions, pages F-46 through F-49

20.   We note the Company incurred costs for services, including certain executive services, from affiliated entities. Please explain the consideration given to allocating to the Company all costs and expenses incurred on its behalf by its parent and affiliates. Confirm to us that the Company's financial statements reflect all costs of doing business or advise. Also please disclose, if practicable, your estimate of what expenses would have been on a standalone basis if the Company had operated as an unaffiliated entity. We refer you to Questions 1 and 2 of SAB Topic 1:B.

Note 18. Segment Information, pages F-50 through F-52

21. Please disclose each reportable segments total assets and provide a reconciliation of the reporting segments' assets to the Company's total consolidated assets at December 31, 2016 or disclose why such information is not available. We refer you to ASC 280-10-50-26 and 30(c).

Note 19. Unaudited Pro Forma Net Loss Per Share, page F-52

22. Please provide a footnote detailing the calculation of the pro forma adjustment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-381 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Richard Alsop, Esquire
    Shearman & Sterling LLP